

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Scott D. Sheffield
Chairman and Chief Executive Officer
Pioneer Southwest Energy Partners L.P.
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

      Re: Pioneer Southwest Energy Partners L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              Form 10-Q for the Fiscal Quarter Ended June 30, 2010
              Filed July 30, 2010
              File No. 001-34032

Dear Mr. Sheffield:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director